

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 18, 2018

<u>Via E-mail</u>
Mr. Brett L. Frevert
Chief Financial Officer
Southwest Iowa Renewable Energy LLC
10868 189th Street
Council Bluffs, Iowa 51503

    RE: Southwest Iowa Renewable Energy LLC
            Form 10-K for the Year Ended September 30, 2017
            Filed December 15, 2017
            File No. 0-53041

Dear Mr. Frevert:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ John Cash

               John Cash
               Accounting Branch Chief
               Office of Manufacturing and Construction